Exhibit 99.2

Management’s discussion and analysis

for the quarter ended March 31, 2026

7	FIRST QUARTER MARKET UPDATE

11	OUR STRATEGY

13	CONSOLIDATED FINANCIAL RESULTS

17	OUTLOOK FOR 2026

22	LIQUIDITY AND CAPITAL RESOURCES

24	FINANCIAL RESULTS BY SEGMENT

28	OUR OPERATIONS - FIRST QUARTER UPDATES

29	QUALIFIED PERSONS

30	NON-IFRS MEASURES

34	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended March 31, 2026 (interim financial statements). The information is based on what we knew as of May 4, 2026, and updates our annual MD&A included in our 2025 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2025, and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form (AIF), on our website at cameco.com, on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our, the company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, forecast, goal, intend, outlook, plan, project, strategy, target, vision, and will (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 4, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our most recent annual information form and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by applicable securities laws.

Examples of forward-looking information in this MD&A

•	our expectations regarding 2026 and future uranium supply, demand, contracting, geopolitical issues, and the market, including the discussion under the heading First quarter market update

•	the discussion under the heading Our strategy, including our view of the market environment and the factors driving a global focus on tripling nuclear power capacity by 2050, the role of nuclear energy in the world’s shift to a low-carbon, climate-resilient economy, our view that nuclear energy can provide power in a carbon-free, reliable and affordable manner; our expectation that our strategy will allow us to increase long-term value and self-manage risk, our intention to explore other emerging market opportunities; the expectation that we will execute our strategy with an emphasis on safety, people and the environment in a manner that reflects our values, and our intention to be transparent with our stakeholders regarding risks and opportunities that may impact our strategic plan and add long-term value

•	the discussion under the heading Strategy in action, including our expectations regarding uranium contracting, product loans and purchases, our contract portfolio and market conditions, and our expectation that we will maintain the financial strength and flexibility necessary to execute our strategy by planning production in coordination with contracting success and market opportunities

•	our expectation that Westinghouse’s performance will be weakest in the first half of 2026, with stronger performance and higher cash flows expected in the fourth quarter of 2026

•	our expectation that the imposition of tariffs would not materially impact our 2026 financial results

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, our confidence that the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014 or the alternate position advanced for tax years 2014 through 2017, or the new reassessing position for 2018 and 2019, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
•	the discussion under the heading Outlook for 2026, including our production plan, our planned production levels, our expectation of strong financial performance in 2026, including cash flow generation, our expected care and maintenance costs for our tier-two assets, our modified outlook for market purchases, our expectations for sales and deliveries volume in our uranium segment, our cost of sales in our uranium and fuel services segments, and other information in the table under the heading 2026 Financial Outlook, our revenue, adjusted net earnings, and cash flow sensitivity analysis, our price sensitivity analysis for our uranium segment, our expected share of adjusted EBITDA from our equity investment in Westinghouse, Westinghouse’s expected adjusted EBITDA in 2026, our intention to update the table under the heading Expected realized uranium price sensitivity under various spot price assumptions at March 31, 2026 each quarter to reflect deliveries made and changes to our contract portfolio, and our expectation that we will capture greater future upside using market-related pricing mechanisms

•	the discussion under the heading Liquidity and capital resources, including our available alternatives to fund future capital requirements, our expectation that our contract portfolio will continue to provide a solid revenue stream, our expectation that the low-cost production from our tier one assets will generate strong cash flows which will meet our capital requirements during 2026, subject to our ability to source the material required to meet our deliveries as planned, our belief that we have sufficient borrowing capacity, and our other expectations regarding our contract portfolio and uranium commitment and delivery levels

•	our expectation that our operating and investment activities for the remainder of 2026 will not be constrained by the covenants in our credit agreements, our intention to update the table under the heading Purchase commitments to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts, and our expectations regarding our purchase commitments and standby product loan facilities

2 CAMECO CORPORATION

•	the discussion about the impact of potential disruptions to JV Inkai’s operations, and the expectation that the benefit from JV Inkai’s 2026 financial performance will be realized later in 2027 once the dividend for 2026 from JV Inkai is paid

•	our expectations regarding the establishment of a strategic partnership with Brookfield and the US Government and the associated benefits thereof, including the acceleration of the global deployment of Westinghouse nuclear reactors, and the reinvigoration of supply chains and the nuclear power industrial base
•	our future plans and expectations for our uranium operating properties, including our expectations regarding expected production levels for McArthur River/Key Lake and Cigar Lake, and expected production levels, our purchase allocation, and the potential impact of delays in expected deliveries for JV Inkai

•	the expected care and maintenance costs for our US ISR operations and Rabbit Lake for 2026

•	our future plans and expectations for our fuel services operating sites, including our annual production expectation, and our continued work to achieve and maintain an ongoing production rate which satisfies long-term commitments and the demand for conversion services

Material Risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, or geopolitical issues

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates, tariffs or inflation

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency

•	changing views of governments regarding energy security, national security and/or the pursuit of carbon reduction strategies, or that our view on the role of nuclear power in pursuit of those strategies may prove to be inaccurate

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or the receipt of future dividends from JV Inkai

•	that we may not realize expected benefits from the Westinghouse acquisition

•	that Westinghouse fails to generate sufficient cash flow to fund its approved annual operating budget or make distributions to the partners

•	the risk that we and Westinghouse may not be able to meet sales commitments for any reason

•	the risk that Westinghouse may not achieve the expected growth in its business

•	the risk to Westinghouse’s business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks

•	the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values

•	the risk that Westinghouse’s strategies may change, be unsuccessful, or have unanticipated consequences

•	the risk that Westinghouse may be unsuccessful in respect of its business initiatives

•	the risk that Westinghouse may fail to comply with nuclear licence and quality assurance requirements at its facilities
•	the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities

•	the risk that increased trade barriers may adversely impact Westinghouse’s business

•	the risk that Westinghouse may default under its credit facilities, adversely impacting Westinghouse’s ability to fund its ongoing operations and to make distributions

•	the risk that liabilities of Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities

•	the risk that occupational health and safety issues may arise at Westinghouse’s operations

•	the risk that there may be disputes between us and Brookfield Renewable Partners and its institutional partners (collectively, with Brookfield Asset Management, Brookfield) regarding our strategic partnership

•	the risk that we may default under the governance agreement with Brookfield, including the potential loss of some or all of our interest in Westinghouse

•	the risk that we are unable to enforce our legal rights under our agreements, permits or licences

•	disruption or delay in the transportation of our products

•	that we are subject to litigation or arbitration that has an adverse outcome

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA or the courts do not agree that the court rulings for the years that have been fully and finally resolved in our favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays

2026 FIRST QUARTER REPORT 3

•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	we are affected by political risks, including unrest in Kazakhstan, and geopolitical events, including the continuing conflict between Russia and Ukraine, or conflict in the Middle East

•	operations are disrupted due to problems with our own or our joint venture partners’, suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, aging infrastructure, or other development and operating risks

•	we are affected by war, terrorism, cyber-attacks, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax, tariff and trade laws and sanctions on nuclear fuel exports and imports

•	our uranium suppliers, purchasers or other counterparties fail to fulfil their commitments, including under our purchase commitments or standby product loan facilities

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Key Lake mill production plan is delayed or does not succeed for any reason

•	the risk that the planned infrastructure installations and repairs at the Key Lake mill during the extended 2026 maintenance shutdown may not proceed as scheduled, or may encounter unforeseen delays, reducing operational capacity and expected production levels

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason, JV Inkai is unable to transport and deliver its production, or JV Inkai is unable to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	our production plan for our Port Hope UF6 conversion facility is delayed, its costs are increased, it does not succeed for any reason, including inflation, the lack of availability of skilled and experienced personnel, aging infrastructure, and the impact of supply chain challenges on the availability of production supplies, or any difficulties are encountered in renewing the current CNSC operating licence which expires in February 2027
•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, such as forest fires, floods and earthquakes as well as shifts in temperature, precipitation, and the impact of more frequent severe weather conditions on our operations as a result of climate change

•	natural uranium, UF6, and enriched uranium are no longer excluded from potential tariffs on Canadian energy products, and we and Westinghouse are adversely affected by the imposition of tariffs

•	the Dukovany power plant project does not, or the construction of AP1000 reactors will not, result in the expected financial benefits for Westinghouse

•	that production levels from McArthur River/Key Lake are reduced for any reason including development delays, slower than anticipated ground freezing, lack of access to adequate skilled labour or delayed commissioning of new equipment

•	the anticipated timing of the strategic partnership between Cameco, Brookfield and the US Government, including any failure to obtain the required governmental clearances or third party consents required to close the strategic partnership or implement the profit sharing mechanism or the imposition of material conditions as a part of obtaining such clearances or consents and any failure of any other conditions to the strategic partnership or the implementation of the profit sharing mechanism

•	the inability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic transaction or to effect their future obligations related to the transactions contemplated by the strategic partnership

•	the potential reliance by the US Government on unconventional funding mechanisms to effect any future commitments to purchase Westinghouse nuclear reactor technology

•	the availability of government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources

•	the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed

•	following the execution of definitive transaction documents by the parties, the determination by the legislative, judicial or executive branches of the federal or any state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law

•	litigation, Congressional investigations, or investigations by other US or non-US authorities, related to the strategic transaction or otherwise

•	Cameco’s ability to effectively realize the anticipated benefits of the strategic partnership between Cameco, Brookfield and the US Government

4 CAMECO CORPORATION

Material Assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation, and that our uranium suppliers, purchasers, other counterparties to our sales and purchase agreements and standby product loan facilities will honour their commitments

•	our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues, and the demand for and supply of uranium

•	our expectation that the continuing conflict between Russia and Ukraine and conflict in the Middle East, will not have a material impact on our 2026 financial results

•	the continuing pursuit of energy, national and climate security strategies by governments and the role of nuclear in the pursuit of those strategies

•	the assumptions discussed under the heading 2026 Financial Outlook, including the assumptions used to prepare the outlook table and assumptions relating to growth in Westinghouse adjusted EBITDA, which include the assumption that work is fulfilled on the timelines and scope expected based on current orders received, and additional work is undertaken based on past trends, as well as assumptions regarding expected new build contracts and contracts with the US Government relating to deployment of new reactors in the United States

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•	plans to transport our products succeed, including the shipment of our share of JV Inkai’s production

•	our ability to mitigate adverse consequences of production shortfalls or delays in the shipment of our share of JV Inkai production

•	our cost expectations, including production costs, operating costs, and capital costs

•	our expectations regarding tax payments, tax rates, tariffs, royalty rates, currency exchange rates, interest rates and inflation

•	that in our dispute with CRA, the courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable
•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our McArthur River and Cigar Lake development, mining and production plans succeed

•	our Key Lake mill production plans succeed, and that the planned infrastructure installations and repairs at Key Lake during the extended 2026 maintenance shutdown proceed and are completed as scheduled

•	JV Inkai’s development, mining and production plans succeed, that JV Inkai will be able to deliver its production, and that JV Inkai is able to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	the ability of JV Inkai to pay dividends, and the timing of those payments

•	our production plan for our Port Hope UF6 conversion facility succeeds without delays or cost increases, including obtaining a timely renewal of our current CNSC operating licence which expires in February 2027

•	that care and maintenance costs will be as expected

•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•	neither our operations, nor those of our joint venture partners, suppliers, customers or other counterparties, are significantly disrupted as a result of political instability, sanctions, nationalization, developments in US foreign policy, terrorism, sabotage, blockades, civil unrest, breakdown, environmental factors (including climate change), outbreak of illness (such as a pandemic), governmental, political or regulatory actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, health and safety issues, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, tariffs, aging infrastructure, or other development or operating risks

•	Westinghouse’s ability to generate cash flow and fund its approved annual operating budget and make distributions to the partners

•	our ability to compete for additional business opportunities so as to generate additional revenue for us as a result of the Westinghouse acquisition

•	the success of our plans and strategies related to Westinghouse

•	Westinghouse’s production, purchases, sales, deliveries, and costs

•	the assumptions and discussion set out under the heading Outlook for 2026

•	the market conditions and other factors upon which we have based Westinghouse’s future plans and forecasts

2026 FIRST QUARTER REPORT 5

•	Westinghouse’s ability to mitigate adverse consequences of delays in production and construction

•	the success of Westinghouse’s plans and strategies

•	the absence of new and adverse government regulations, policies or decisions

•	that there will not be any significant adverse consequences to Westinghouse’s business resulting from business disruptions, including those relating to supply disruptions, economic or trade policy decisions, political uncertainty and volatility, labour relation issues, and operating risks

•	Westinghouse will comply with the covenants in its credit agreement

•	Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities

•	Westinghouse maintaining protections against liability for nuclear damage, including continuation of global nuclear liability regimes and indemnities

•	that known and unknown liabilities at Westinghouse will not materially exceed our estimates

•	natural uranium, UF6, and enriched uranium will remain excluded from potential tariffs on Canadian energy products, and that we and Westinghouse would not be adversely affected by the imposition of tariffs

•	the financial benefits of the Dukovany power plant project for Westinghouse
•	the extent of the impact of any production delays or reduction in production levels at McArthur River/Key Lake or at Cigar Lake and our ability to manage and offset such production shortfalls and delays

•	that the benefits of the strategic partnership with Brookfield and the US Government will result in the expected benefits for us

•	the success of the Westinghouse nuclear reactor technology and Westinghouse’s ability to construct and commence commercial operations at new large-scale nuclear power plants

•	the ability of Westinghouse and the US Government to enter into definitive agreements to effect their future obligations related to the transactions contemplated by the strategic partnership, including with respect to commitments to purchase Westinghouse nuclear reactor technology and to effect the profit sharing mechanism

•	the availability of government funding and support for the transactions contemplated by the strategic partnership, including any future commitments to purchase Westinghouse nuclear reactor technology

•	the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed

•	Westinghouse’s ability to make distributions to its partners

•	Westinghouse’s ability to mitigate operating risks and any disruptions, delays, trade tensions, conflicts or shortages

6 CAMECO CORPORATION

First quarter market update

Geopolitical uncertainty, tension in the fossil fuel supply chain, and heightened concerns about energy security, national security, and climate security continue to improve the demand fundamentals for the nuclear power industry in the face of increasing risk to the long-term fuel cycle supplies that are required to support it.

In the first quarter of 2026, the average reported long-term uranium price increased to US$91.50, approaching its highest level since 2012 (in 2026 constant dollars), while the uranium spot price ended the quarter at US$84.25. Over the past several years, fuel buyers have continued to focus on securing their long-term requirements for conversion and enrichment services amid uncertain market access and global trade policies, which resulted in higher prices across the fuel cycle. The downstream service uncertainty delayed a meaningful return to the procurement of the uranium required to feed into those services. However, a similar focus on security of supply is now moving upstream to uranium, evidenced by public requests for proposals from utilities and traditional demand entering the market, alongside inbound requests for direct long-term off-market negotiations. Additionally, several non-utility, non-traditional potential customers in energy intensive sectors and hard-to-abate industries are recognizing the growing long-term nuclear fuel supply deficit and have begun proactively conducting outreach to nuclear fuel providers to better understand procurement practices, making them potential buyers that could add further pressure to future uranium supply.

Some of the more significant developments affecting supply since our fourth quarter MD&A include:

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The Sprott Physical Uranium Trust (SPUT) has raised over US$700 million and acquired approximately 6 million pounds of U3O8 since the beginning of 2026, increasing its cumulative purchases to about 63 million pounds of U3O8 since inception for a total position of over 81 million pounds. These continued purchases of physical uranium for near-term delivery have contributed to increased spot market demand and have exerted upward pressure on uranium pricing.

•

In Canada, Denison Mines’ Phoenix in-situ recovery (ISR) project and NexGen Energy’s Rook I project received regulatory approval from the Canadian Nuclear Safety Commission (CNSC) to proceed with construction. Several additional actions and approvals, including obtaining a licence to operate, would be required prior to operation.

•

In February, Bannerman Energy secured up to US$321.5 million in project funding from CNNC Overseas Ltd. for the Etango uranium project in Namibia, including a 60% market-based offtake for delivery to China.

•	In April, Uranium Energy Corporation commenced production at its Burke Hollow ISR uranium project in South Texas following regulatory approval, making it the company’s second active ISR operation.

•

In February, Solstice Advanced Materials announced plans to increase uranium conversion production at its Metropolis Works facility to more than 10 million kilogram uranium (kgU) of UF6 in 2026, representing an increase of approximately 20% from planned 2024 levels, driven by debottlenecking investments and rising utility demand for conversion services. In April, Solstice also announced it is studying the potential construction of a second US conversion facility, subject to completion of an engineering study and ConverDyn’s ability to secure sufficient long-term contracts to support any further expansion.

•

Urenco advanced its US enrichment expansion program, reaching a key milestone at its New Mexico facility by completing installation and startup of a fourth centrifuge cascade, which adds approximately 350,000 separative work units (SWU) of capacity as part of their 700,000 SWU expansion planned through 2027.

•

Centrus Energy advanced its US enrichment expansion strategy by selecting Fluor as engineering, procurement and construction (EPC) partner for the planned expansion of Centrus’ American Centrifuge Plant in Piketon, Ohio, supporting potential additional low-enriched uranium (LEU) and high-assay, low-enriched uranium (HALEU) capacity. Centrus also entered into a commercial agreement with Oklo Inc., a US-based designer of advanced nuclear reactors, to support future HALEU supply.

According to the International Atomic Energy Agency (IAEA), globally, there are currently 438 operable reactors and 72 reactors under construction. Demand-related developments continue to suggest growing support for the nuclear industry, with 38 countries now pledging to triple their nuclear power capacity by 2050. Many nations are reaffirming their commitment to existing nuclear and/or reversing policies to phase out nuclear energy. Non-nuclear countries are emerging as candidates for new nuclear capacity, improvements are being made in global sustainable financing policies to include nuclear energy, and opinion polls indicate improving public support. With reactor capacities being increased (uprates), reactors being saved from

2026 FIRST QUARTER REPORT 7

early retirement, life-extensions to existing reactors being sought and approved, and new build construction projects underway with many more planned, demand for uranium fuel continues to improve in the near-, medium- and long-term.

The more significant developments affecting current and future demand since our fourth quarter MD&A include:

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In January, the World Nuclear Association released its inaugural World Nuclear Outlook Report, which consolidates and assesses existing reactors, units under construction, planned and proposed projects, and stated government deployment targets. The report concluded that if current targets were to be met, global nuclear capacity could reach 1,446 GWe by 2050, surpassing the 1,200 GWe objective outlined in the Declaration to Triple Nuclear Energy, which is currently endorsed by 38 countries.

•

In March, Taiwan Power Company filed its restart plan to Taiwan’s Nuclear Safety Commission for units 1 and 2 at the Maanshan nuclear plant, following the expiry of its 40-year operating licences and a regulatory change allowing for a 20-year licence extension. A separate proposal for the Kuosheng nuclear plant is also expected following earlier government direction to evaluate reactivation of recently retired units.

•

In April, Korea Hydro & Nuclear Power commenced the initial startup phase of Saeul unit 3, a 1.4 GWe reactor that achieved first criticality and is expected to enter commercial operation in the second half of 2026.

•

In February, Spanish utility Iberdrola announced plans to seek operating life extensions for all of its nuclear plants beyond currently scheduled closure dates. Iberdrola previously requested authorization to extend operations at Almaraz units 1 and 2 through 2030 and intends to pursue similar extensions for its remaining units over time.

•

In January, Électricité de France’s (EDF) United Kingdon (UK) subsidiary, EDF Energy, confirmed plans to invest more than GB£1.2 billion over the period 2026 to 2028 to support reliability and output from its Advanced Gas-cooled Reactor fleet, targeting a return to approximately 36 TWh of annual generation by 2026 and continued operation through at least 2030, subject to inspections and regulatory approval.

•

In January, Denmark’s Ministry of Climate, Energy and Utilities announced that the government is evaluating the potential role of small and advanced modular reactors (SAMRs) as part of Denmark’s future energy mix, a move that could lead to the lifting of the country’s ban on nuclear power that has been in place since 1985.

•

In April, Kazakhstan’s President Tokayev approved the Strategy for the Development of Kazakhstan’s Nuclear Industry to 2050, targeting 6.0 GWe of new nuclear capacity by 2040 and 8.4 GWe by 2050. The strategy outlines objectives including the expansion of uranium resource development, the creation of a strategic uranium reserve in the range of 100,000 tU (approximately 260 million pounds U3O8), and increased localization of nuclear supply chains over time. The first nuclear plant (2.4 GWe) is planned for the Almaty region, with a second plant (up to 2.4 GWe) in the southern zone of the country’s unified power system.

•

In January, US-based Holtec International announced that it had submitted the first major licensing application to the US Nuclear Regulatory Commission (NRC) to build two SMR-300 units, which are planned for the Palisades nuclear plant in Michigan.

•

In January, Meta Platforms announced a series of nuclear energy agreements that together could support up to approximately 6.6 GWe of new and existing nuclear capacity in the US by the mid-2030s. The arrangements include long-term power purchases from operating nuclear plants, support for reactor uprates, and commitments supporting advanced reactor projects.

•

In April, the NRC approved Pacific Gas and Electric Company’s application for a 20-year licence renewal at Diablo Canyon nuclear power plant, providing federal authorization for the plant to operate until 2045. Previously, legislation was introduced in California that would modify the state’s longstanding moratorium on new nuclear plant development by allowing consideration of advanced reactor technologies, while preserving the existing approval and licensing framework.

•

In February, the US Department of Energy announced that Southern Company subsidiaries Georgia Power and Alabama Power received loan guarantees totaling up to US$26.5 billion under the federal Energy Dominance Financing Program. The loans, which may be drawn through 2033 and extend over approximately 30 years, are intended to support various energy infrastructure investments across the southeastern US, including nuclear plant uprates, and licence extensions.

•

In March, the NRC issued a construction permit for TerraPower’s Natrium plant in Wyoming, marking the first approval in more than 40 years for a commercial non-light-water reactor in the US. The 345 MWe sodium-cooled fast reactor, which includes molten-salt energy storage, can now begin nuclear construction, with a separate operating licence still required before beginning operation.

•

In March, the NRC announced the issuance of the new Part 53 reactor licensing framework, the first major update to US reactor licensing regulations in decades, intended to reduce both time and cost required to bring new reactors online.

8 CAMECO CORPORATION

•

In January, the Government of Saskatchewan and provincial utility SaskPower announced plans to formally evaluate large nuclear reactor technologies for potential deployment in the province. The technology assessment is proceeding in parallel with SaskPower’s ongoing SAMR project and aligns with Saskatchewan’s Energy Security Strategy, which envisions nuclear generation as a long-term option to replace baseload fossil fuel generation and meet growing electricity demand, while supporting energy exports.

•

In February, Bruce Power announced completion of construction at Bruce unit 3 under its Major Component Replacement program, with the project delivered on budget and ahead of schedule. Unit 3, which has been offline since March 2023, has entered final commissioning, including refueling and regulatory inspections ahead of its planned return to service in the coming months. Once restarted, the unit is expected to operate for an additional 30 to 35 years.

•

In April, Navoiyuran commenced commercial ISR production at its Qizilkok uranium deposit in Uzbekistan following pilot operations that began in December 2024. The Qizilkok deposit is expected to contribute approximately 1,200 tU per year (approximately 3.1 million pounds U3O8) over an estimated 15-year mine life, supporting Uzbekistan’s plans to expand uranium mining capacity.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2.

Industry prices at quarter end

	MAR 31	DEC 31	SEP 30	JUN 30	MAR 31	DEC 31
	2026	2025	2025	2025	2025	2024
Uranium (US$/lb U3O8)[1]
Average spot market price	84.25	81.55	82.63	78.50	64.23	72.63
Average long-term price	91.50	86.50	83.00	80.00	80.00	80.50
Fuel services (US$/kgU as UF6)[1]
Average spot market price
North America	62.50	61.50	63.50	69.00	81.00	97.00
Europe	62.50	61.50	63.50	69.00	81.00	96.00
Average long-term price
North America	55.25	53.63	52.25	50.50	50.00	50.00
Europe	54.58	52.63	51.25	50.00	49.50	49.50

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the first quarter of 2026 was 18 million pounds U3O8 equivalent, compared to 12 million pounds U3O8 equivalent over the same period in 2025. As of March 31, 2026, the average reported spot price was US$84.25 per pound U3O8 equivalent, up US$2.70 per pound from the previous quarter.

Long-term contracts generally call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including base-escalated prices set at time of contracting and escalated over the term of the contract, and market-related prices (spot and long-term indicators) determined near the time of delivery, which often include floor prices and ceiling prices that are escalated to time of delivery. The volume of long-term contracting reported by UxC, through the first three months to March 31, 2026, totaled about 19 million pounds U3O8 equivalent, slightly up from about 18 million pounds U3O8 equivalent reported over the same period in 2025. Long-term uranium contracting remains moderate, due to global macro-economic uncertainty and customers’ focus on downstream services driven by continuing geopolitical tensions, though public requests for proposals from utilities along with inbound requests for direct long-term off-market negotiations are increasing.

The average reported long-term price at the end of the quarter was US$91.50 per pound U3O8 equivalent, up US$5.00 from the previous quarter.

2026 FIRST QUARTER REPORT 9

With consistent demand for western conversion services, pricing in both North America and Europe continues to be strong. At the end of the first quarter, the average reported spot price for conversion was US$62.50 per kgU as UF6, up US$1.00 from the previous quarter. The average long-term UF6 conversion price for North America finished the quarter at US$55.25 per kgU as UF6, up US$1.62 from the previous quarter.

10 CAMECO CORPORATION

Our strategy

We are a pure-play investment in the growing demand for nuclear energy, focused on taking advantage of the near-, medium- and long-term growth occurring in our industry. We provide nuclear fuel and nuclear power products, services and technologies across the fuel and reactor life cycles, complemented by our investment in Westinghouse, that support the generation of carbon-free, reliable, secure and affordable energy. Our strategy is set within the context of what we believe is a transitioning market environment. Increasing populations, a growing focus on electrification and decarbonization, and concerns about energy security and affordability are driving a global focus on tripling nuclear power capacity by 2050, which is expected to durably strengthen long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to achieving energy growth and national security objectives, and helping the world shift to a low-carbon, climate resilient economy. It is an option that can provide the necessary power in a carbon-free, reliable and affordable manner.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity by building a balanced portfolio in accordance with our contracting framework;

•	profitably producing from our tier-one assets and aligning our production decisions in all segments of our business with our contract portfolio and customer needs;

•	being financially disciplined to allow us to execute on our strategy, invest in new opportunities that are expected to add long-term value and self-manage risk; and,

•

exploring other emerging opportunities within the nuclear power value chain, which align with our commitment to manage our business responsibly and sustainably, contribute to decarbonization, and help to provide secure and affordable energy.

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Powering a secure energy future” – recognizes that we have an important role to play in achieving energy security, national security and climate security. Our uranium and fuel services are used around the world in the generation of safe, reliable, carbon-free, baseload nuclear power, which is crucial to energy security. In times of geopolitical uncertainty, a secure source of nuclear fuel is more important than ever as it also supports national security objectives. Additionally, Cameco supports climate security by enabling the generation of carbon-free nuclear power, helping to reduce greenhouse gas emissions and combat climate change. Cameco’s strategic initiatives aim to expand global nuclear capacity and support the transition to a low-carbon economy.

We believe we have the right strategy to achieve our vision, and we will do so in a manner that reflects our values. For more than 35 years, we have been committed to operating and delivering our products responsibly and profitably. We integrate sustainability principles and practices into every aspect of our business, from our corporate objectives and approach to compensation to our overall corporate strategy, risk management, and day-to-day operations, and they align with our values. We seek to be transparent with our stakeholders, keeping them updated on the risks and opportunities that we believe may have a significant impact on our ability to achieve our strategic plan and add long-term value. We recognize the importance of integrating certain sustainability factors, such as safety performance, a clean environment and supportive communities, into our executive compensation strategy as we see success in these areas as critical to the long-term success of the company.

You can read more about our strategy in our 2025 annual MD&A and our approach to sustainability in our 2024 Sustainability Report.

Strategy in action

With the ongoing transition and improvements in the nuclear fuel market, our three-pillar strategy is guiding our disciplined contracting, supply and financial decisions. We continue to be selective in committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long-term contracts, responsibly managing our supply in accordance with our customers’ needs. With our operationally flexible and disciplined approach to supply, we continue to meet our sales commitments through the strategic management of our inventory, which can include production, purchases and material borrowed under product loans. As a proven and reliable commercial supplier with assets in geopolitically stable jurisdictions across all segments of the nuclear fuel cycle, we are being selective in committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long-term contracts. To support the long-term operation of our productive

2026 FIRST QUARTER REPORT 11

capacity, our contracting is focused on maintaining exposure to future improvements in the market while retaining downside protection. Through risk-managed financial discipline, our balance sheet remains strong, and we expect to maintain the financial strength and flexibility necessary to execute on our strategy by planning production in coordination with contracting success and market opportunities.

FINANCIAL HIGHLIGHTS

•

Consolidated performance: Results in the first quarter were higher compared to 2025 with net earnings of $131 million, adjusted net earnings of $203 million, and adjusted EBITDA of $509 million. As expected, first quarter sales volumes were higher in both uranium and fuel services, our average realized price continued to improve in the uranium segment, and quarterly variability in equity earnings from our investment in Westinghouse resulted in improved first quarter performance compared to 2025. See Consolidated financial results on page 13 for more information.

•

Strong balance sheet: Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of March 31, 2026, we had $1.1 billion in cash, cash equivalents and short-term investments, $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility. As previously disclosed, we received a distribution of US$49 million from Westinghouse during the first quarter. In addition, following the end of the quarter, we received US$124 million, net of withholdings, from JV Inkai as a dividend based on 2025 financial performance.

•

Uranium: In our core uranium segment, the first quarter earnings before taxes were $358 million and adjusted EBITDA was $423 million, compared to $227 million and $286 million, respectively, in the first quarter of 2025. As anticipated, sales volumes were higher in the first quarter of 2026, than in the first quarter of 2025. In addition, the average realized price continued to show improvements as prices under market-related contracts increased. See Financial results by segment – Uranium on page 24 for more information.

•

Fuel Services: In our fuel services segment, first quarter earnings before taxes were $44 million and adjusted EBITDA was $54 million, compared to $68 million and $75 million, respectively, in the first quarter of 2025. In 2026, results were mainly driven by a lower average realized price. See Financial results by segment – Fuel Services on page 26 for more information.

•

Westinghouse: Westinghouse reported a net loss of $46 million (our share) for the first quarter, an improvement from a loss of $62 million (our share) in the first quarter of 2025. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the first quarter of 2026, our share of Westinghouse’s adjusted EBITDA was $122 million, compared to $92 million in the first quarter of 2025. See Financial results by segment – Westinghouse, starting on page 27 for more information.

Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see the information starting on page 30.

OPERATIONAL HIGHLIGHTS

•

Uranium: Total packaged production from McArthur River and Key Lake was 5.0 million pounds of U3O8 (3.5 million pounds our share) and 4.9 million pounds of U3O8 (2.7 million pounds our share) from Cigar Lake for the quarter. We continue to expect to produce between 19.5 to 21.5 million pounds of U3O8 (our share) in 2026 in our uranium segment. In April, a new collective agreement with the United Steelworkers Local 8914 was reached at Key Lake and McArthur River, which expires in December 2028. See Our operations - Uranium 2026 Q1 Updates on page 28.

•

JV Inkai: Production on a 100% basis was 2.5 million pounds of U3O8 for the quarter. JV Inkai continues to target 2026 production of 10.4 million pounds of U3O8 (100% basis) of which our purchase allocation is expected to be 4.2 million pounds. The majority of our share of 2026 production is expected to be delivered before the end of 2026. See Our operations - Uranium 2026 Q1 Updates starting on page 28 for more information.

•

Fuel Services: In the first quarter of 2026, our Fuel Services segment produced 3.3 million kgU. We continue to expect our annual production, which includes UF6 conversion, UO2 conversion and heavy water reactor fuel bundles, to be between 13 million and 14 million kgU. See Our operations - Fuel Services 2026 Q1 Updates starting on page 28 for more information.

MARKETING HIGHLIGHTS

•

Deliveries and inventory: In the first quarter, we produced 6.2 million pounds of U3O8 (our share), purchased 0.2 million pounds of U3O8 at an average unit cost of $110.42 per pound (US$80.50 per pound) and borrowed 750,000 pounds under product loan facilities. See Financial results by segment – Uranium starting on page 24 for more information. After

12 CAMECO CORPORATION

delivering 7.8 million pounds in the first quarter, our uranium inventory was 9.1 million pounds on March 31, 2026, with an average inventory cost of $50.24 per pound.

•

Contracting: In our uranium segment, over the next five years we have contracts in place for average annual deliveries of over 28 million pounds of U3O8 per year, with commitments higher than the average in 2026 through 2028, and lower than the average in the years 2029 and 2030. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2026	2025	CHANGE
Revenue	845	789	7%
Gross profit	302	270	12%
Net earnings attributable to equity holders	131	70	87%
$ per common share (basic)	0.30	0.16	88%
$ per common share (diluted)	0.30	0.16	88%
Adjusted net earnings (ANE) (non-IFRS, see page 30)	203	70	>100%
$ per common share (adjusted and diluted)	0.47	0.16	>100%
Adjusted EBITDA (non-IFRS, see page 30)	509	353	44%
Cash provided by (used in) operations	(22)	110	>(100)%

Quarterly trends

HIGHLIGHTS	2026	2025				2024
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	845	1,201	615	877	789	1,183	721	598
Net earnings attributable to equity holders	131	199	—	321	70	135	7	36
$ per common share (basic)	0.30	0.46	—	0.74	0.16	0.31	0.02	0.08
$ per common share (diluted)	0.30	0.46	—	0.74	0.16	0.31	0.02	0.08
Adjusted net earnings (non-IFRS, see page 30)	203	217	32	308	70	157	24	65
$ per common share (adjusted and diluted)	0.47	0.50	0.07	0.71	0.16	0.36	0.06	0.15
Cash provided by (used in) operations	(22)	677	156	465	110	530	52	260

Key things to note:

•

The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 30 for more information).

•	Cash provided by operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

2026 FIRST QUARTER REPORT 13

•

Our quarterly results are impacted by variability in the timing of Westinghouse’s customer requirements and delivery and outage schedules. In 2026, the first half is expected to be weaker, with stronger performance and higher cash flows expected in the fourth quarter. In 2025, its second quarter adjusted EBITDA was the strongest due to the US$170 million increase in our share of Westinghouse’s revenue recorded tied to its participation in the Dukovany construction project. See Westinghouse, starting on page 27 for more information.

The following table compares the net earnings and adjusted net earnings for the first quarter to the previous seven quarters.

HIGHLIGHTS	2026	2025				2024
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings attributable to equity holders	131	199	—	321	70	135	7	36
Adjustments
Adjustments on derivatives	40	(35)	66	(163)	(12)	133	(28)	14
Unrealized foreign exchange losses (gains)	(9)	15	(28)	71	(4)	(56)	15	(7)
Share-based compensation	53	20	22	39	(2)	17	4	15
Adjustments on other operating expense (income)	(6)	(9)	(6)	(8)	1	(23)	5	(2)
Income taxes on adjustments	(25)	5	(22)	35	4	(37)	7	(7)
Adjustments on equity investees (net of tax):
Inventory purchase accounting	(1)	4	—	4	—	3	—	12
Acquisition-related transition costs	—	—	—	—	—	—	4	5
Unrealized foreign exchange losses (gains)	(7)	13	(2)	(3)	10	(16)	9	(1)
Long-term incentive plan	27	5	2	12	3	1	1	—
Adjusted net earnings (non-IFRS, see page 30)	203	217	32	308	70	157	24	65

Corporate expenses

ADMINISTRATION

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2026	2025	CHANGE
Direct administration	70	62	13%
Share-based compensation	52	(3)	>100%
Total administration	122	59	>100%

Direct administration costs were $8 million higher at $70 million for the first quarter of 2026 compared to the same period last year primarily due to higher labour costs as well as higher expenditures related to facility improvements and community investments. Share-based compensation expenses were $55 million higher than the first quarter of 2025 due to a significant increase in our share price in the quarter compared to a decrease in the same period last year. See note 16 to the financial statements.

EXPLORATION AND RESEARCH & DEVELOPMENT

In the first quarter, uranium exploration expenses were $8 million, unchanged from the first quarter of 2025.

We also had research and development expenditures of $14 million which were mainly related to our investment in Global Laser Enrichment, LLC, unchanged from the first quarter of 2025. The spending for exploration and research and development in the first quarter are in line with the annual outlook provided for 2026.

14 CAMECO CORPORATION

INCOME TAXES

We recorded an income tax expense of $32 million in the first quarter of 2026, compared to an expense of $53 million in the first quarter of 2025.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2026	2025
Net earnings (loss) before income taxes
Canada	227	200
Foreign	(64)	(77)

Total net earnings before income taxes	163	123

Income tax expense
Canada	32	50
Foreign	—	3

Total income tax expense	32	53

TRANSFER PRICING DISPUTE

Background

Since 2008, Canada Revenue Agency (CRA) has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 to 2017, CRA has advanced an alternate reassessing position. See Reassessments, remittances and next steps below for more information.

In September 2018, the Tax Court of Canada (Tax Court) ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020, the Federal Court of Appeal (Court of Appeal) upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The Minister of National Revenue issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and, in July 2021, refunded the tax paid for those years. In October 2023, pursuant to a cost award from the courts, we received a payment of approximately $12 million for disbursements, which is in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of the $780 million in cash and letters of credit we paid or provided for those years. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years.

2026 FIRST QUARTER REPORT 15

In March 2023, CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by CRA at the time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million, which were returned in the second quarter.

The series of court decisions, which were completely and unequivocally in our favour for the 2003, 2005 and 2006 tax years, determined that the income earned by our foreign subsidiary from the sale of non-Canadian produced uranium was not taxable in Canada. In accordance with these decisions, CRA issued reassessments reducing the proposed transfer pricing adjustment from $5.1 billion to $3.3 billion, resulting in a reduction of $1.8 billion in income taxable in Canada compared to the previous reassessments issued to us by CRA for the 2007 through 2013 tax years.

The remaining transfer pricing adjustment of $3.3 billion for the 2007 to 2013 tax years relates to the sale of Canadian-produced uranium by our foreign subsidiary. We maintain that the clear and decisive court decisions described above apply, and that CRA should fully reverse the remaining transfer pricing adjustments for these years and return all cash and security being held.

In October 2021, due to a lack of significant progress on our points of contention, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We have asked the Tax Court to order the complete reversal of CRA’s transfer pricing adjustment for those years and the return of all cash and letters of credit being held, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. Subsequent to this, we received a reassessment for the 2015, 2016 and 2017 tax years, all reflecting this alternative reassessing position. While CRA did not require additional security for the tax debts they considered owing for 2014 through 2016, CRA did require additional letters of credit related to the tax debts they considered owing for 2017. To date, Cameco has remitted $559 million ($209 million in cash and $350 million in letters of credit) which continues to be held as security related to the reassessments. Further, as a result of these reassessments CRA has drawn down the tax pools available to us and we were required to remit cash tax totaling $246 million for the 2024, 2025 and 2026 taxation years. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 to 2017 filing positions. We filed appeals with the Tax Court for each year from 2014 through 2017.

In 2024, we received a reassessment for the 2018 tax year and in late 2025, we received a reassessment for the 2019 tax year. Both reassessments relate to contracts other than those discussed above. CRA has advanced another alternate reassessing position for the 2018 and 2019 tax years. We filed a notice of objection for each 2018 and 2019.

Cameco is challenging the 2019 reassessment separately and apart from the litigation and objections otherwise described herein. In its audit findings for 2019, CRA concluded there should be an upward pricing adjustment of $52 million under certain of the intercompany agreements and a downward pricing adjustment of about $57 million under other intercompany agreements. The downward adjustment would have entirely offset the increase to taxable income as per the CRA’s reassessment if made. The Minister of National Revenue decided, however, not to make the downward adjustment based on CRA administrative policy. Cameco has objected to this decision and has filed a request for judicial review with the Federal Court to contest it. The outcome of Cameco’s objection and the request for judicial review are not known at this time.

We will not be in a position to determine the definitive outcome of the dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 through 2017, or the new reassessing position advanced for 2018 and 2019.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2.

16 CAMECO CORPORATION

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our business.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. While our product purchases are largely denominated in US dollars, our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US dollar exposure (e.g. total US dollar sales and distributions received less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate, and in particular, on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and we are therefore required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2026 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid or significant currency movement. See Non-IFRS measures on page 30.

For more information, see our 2025 annual MD&A.

At March 31, 2026:

•	The value of the US dollar relative to the Canadian dollar was USD 1.00/CAD 1.39, up from USD 1.00/CAD 1.37 at December 31, 2025. The exchange rate averaged USD 1.00/CAD 1.37 over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $40 million loss compared to a $4 million gain at December 31, 2025.

Outlook for 2026

Our outlook for 2026 reflects our plan to produce between 17.5 million and 18 million pounds (100% basis) at Cigar Lake, between 14 million and 16.5 million pounds (100% basis) at McArthur River/Key Lake, and 13 million to 14 million kgU in our fuel services segment, as well as continued work to extend the mine life at Cigar Lake.

In 2026, we expect strong financial performance, including strong cash flow generation. Our financial performance and the amount of cash generated will be dependent on sourcing the material required to meet our deliveries as planned, including achieving our production plans.

As in prior years, we will incur care and maintenance costs for the ongoing curtailment of our tier-two assets, which are expected to be between $62 million and $67 million.

2026 FIRST QUARTER REPORT 17

2026 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES		WESTINGHOUSE
Production (owned and operated properties)	—	19.5 million to 21.5 million lb	[1]	13 million to 14 million kgU			—
Market purchases	—	up to 3 million lb		—			—
Committed purchases (including Inkai purchase volumes)	—	8 million lb		—			—
Sales/delivery volume	—	29 million to 32 million lb		13 million to 14 million kgU			—
Revenue	$3,130 million to 3,370 million	$2,540 million to 2,730 million		$590 million to 630 million			—
Average realized price	—	$85.00 to 89.00/lb	[2]	—			—
Average unit cost of sales (including D&A)	—	$61.50 to 65.00/lb	[3]	$31.50 to 33.50/kgU	[4]		—
Direct administration costs	$245 million to 260 million	—		—			—
Exploration costs	—	$30 million to 35 million		—			—
Research and development	$50 million to 55 million	—		—			—
Capital expenditures	$490 million to 540 million	$380 million to 410 million		$110 million to 125 million			—	[5]
Adjusted EBITDA (non-IFRS, see page 30)	—	—		—		US$	370 million to 430 million

[1]	The 2026 outlook for production is determined using the high and low estimates of the ranges provided for each of the sites and has been rounded to the nearest half million.
[2]	Uranium average realized price is calculated as the revenue from sales of uranium concentrates, transportation and storage fees divided by the volume of uranium concentrates sold.
[3]	Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance and selling costs, divided by the volume of uranium concentrates sold.
[4]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.
[5]	The outlook for Cameco’s share of capital expenditures for Westinghouse is US$160 million - US$200 million.

We are not providing an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Market purchases reflect the market purchases we have made to date or plan to make in the remainder of 2026. Market purchases may vary if planned production varies. In addition, if we decide to increase our working inventory from current levels our market purchases could be higher. Our market purchases could also be lower if, instead of making market purchases, we choose to source the volumes by temporarily reducing our inventory levels, adding to our inventory by pulling forward long-term purchase commitments, or by drawing on loan arrangements we have in place.

•

Committed purchases are based on the approximately 8 million pounds we currently have commitments to acquire under contract in 2026 and our JV Inkai purchases. If Inkai production and/or deliveries vary, committed purchases will vary and we may have to rely on our other sources of supply described above. We equity account for our minority ownership interest in JV Inkai. We record our share of its production as a purchase. However, this does not reflect our share of the economic benefit. Our share of the economic benefit is based on the difference between our purchase price and JV Inkai’s lower production cost and is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees”. As a result, increases in the spot price increase our cost of purchases from JV Inkai and also our “share of earnings from equity-accounted investees”. The benefit is realized, through receipt of a cash dividend, when declared and paid by JV Inkai.

•	Our 2026 outlook for sales/delivery volume does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes we currently have delivered and our remaining commitments to deliver under contract in 2026.

•

Uranium revenue and average realized price are based on a uranium spot price of US$84.00 per pound (the UxC spot price as of March 31, 2026), a long-term price indicator of US$90.00 per pound (the UxC long-term indicator on March 31, 2026) and an exchange rate of 1.33 USDCAD.

18 CAMECO CORPORATION

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned market purchases and committed purchases made to date and the planned volumes remaining noted in the outlook at an anticipated average purchase price of about $90 per pound and includes care and maintenance costs of between $62 million and $67 million. We expect overall unit cost of sales could vary if there are changes in production and market or committed purchase volumes or the mix of supply sources used to meet our contract deliveries, uranium spot prices, and/or care and maintenance costs in 2026. In addition, unit cost of sales could be impacted by the imposition of tariffs in the US. See Potential Tariff Impact below for more information.

•	The adjusted EBITDA outlook for Westinghouse is based on the assumptions listed later in this section.

•

Westinghouse and JV Inkai are accounted for using the equity method for our share. Under equity accounting, Westinghouse and JV Inkai capital expenditures are not presented within our consolidated financial statements and are therefore not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 17.

In 2026 we expect our share of adjusted EBITDA from our equity investment in Westinghouse to be between US$370 million and US$430 million.

US$
CAMECO SHARE (49%)	MILLIONS
Net loss	(75-10)
Depreciation and amortization	275-290
Finance income	(2-1)
Finance costs	120-135
Income tax expense	20-(20)

EBITDA	335-395
Inventory purchase accounting	2-7
Restructuring costs	7-15
Other expenses	20-40

Adjusted EBITDA (non-IFRS, see page 30)	370-430

Note: the ranges for 2026 outlook for EBITDA and adjusted EBITDA are not determined using the high and low estimates of the ranges provided for each of the detailed reconciling line items.

The outlook for adjusted EBITDA from Westinghouse’s core business for 2026 assumes that the work is fulfilled on the timelines, expected scope based on current orders received, and additional work is undertaken based on past trends. The expected margins are aligned with the historic margins of 16% to 19%, with the variability expected to come from product mix compared to previous years.

In addition, Westinghouse’s adjusted EBITDA outlook is based on both signed and expected contracts in its new build business and assumes that Westinghouse and the US Government enter into definitive agreements relating to the deployment of new AP1000 reactors in the US, and that work advances on at least one project during the year. The outlook for Westinghouse’s adjusted EBITDA is dependent on the timing and commencement of work related to the definitive agreements and the ability of the executive branch of the US Government to obtain funding and support for the deployments.

Westinghouse expects growth in the new build business based on agreements that have been signed and announcements where AP1000 technology has been selected. As decisions on the projects are made, we expect the projects will proceed on the timelines and revenue pattern noted under the AP1000 contracting framework, although variations to this general framework will occur depending on the customer and a number of other factors and assumptions. See New Build starting on page 102 in our annual MD&A for more details.

The outlook for Westinghouse capital expenditures is strategically focused on modernizing and reinforcing long-term reliability of its operations. Growth capital has been prioritized to support AP1000 readiness, operational stability and advanced fuel designs.

2026 FIRST QUARTER REPORT 19

Westinghouse 2026 capital spending outlook

CAMECO’S SHARE (US$ MILLIONS)	2025 ACTUAL	2026 PLAN
Total	147	160-200
Sustaining capital	75	90-110
Growth capital	72	70-90

Caution about forward-looking information relating to our future earnings and adjusted EBITDA from Westinghouse

This discussion of our expectations for Westinghouse’s future earnings and adjusted EBITDA and our share thereof is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

IMPACT OF CONFLICT IN MIDDLE EAST

Ongoing geopolitical conflict in the Middle East has disrupted key global trade routes, reducing availability of certain commodities from the region and driving up global costs. Our operations do not directly rely on materials being sourced from the Middle East region and we expect to maintain reliable access to the commodities we require. However, we are experiencing some cost increases. At this time, we do not anticipate these cost increases will have a material impact on our 2026 financial results. We will continue to monitor conditions and manage our supply chain to mitigate potential risks.

POTENTIAL TARIFF IMPACT

While we currently do not anticipate the direct impact of US tariffs to be material on our 2026 financial results, there continues to be uncertainty around the exact details of how tariffs may be applied or if tariffs will be applied to uranium products.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

We have sensitivity to the uranium price through both our sales and purchase commitments. However, at the current price levels, many of the market-related sales contracts we have delivered into or are delivering into this year are subject to ceiling prices and therefore are generally less sensitive than our purchase commitments.

As a result, if the uranium spot price increased by US$5 per pound, we expect revenue would increase by $20 million, while ANE would decrease by $1 million and cash flow would decrease by $16 million. From a cash flow perspective, the sensitivity does not adequately capture the impact of JV Inkai purchases, which straddle two fiscal reporting periods in light of when dividends are declared and paid by JV Inkai. The cash flow sensitivity includes the cash outflow for the 4.2 million pounds of uranium assumed to be purchased from JV Inkai in 2026 at a 5% discount to the spot price but does not account for an associated increase in the cash dividend expected, which will be tied to our agreed to 2026 production purchase entitlement and is expected to be received in 2027. JV Inkai distributes excess cash as dividends to its owners, net of working capital requirements. In the case of a US$5 per pound increase in uranium prices, the JV Inkai purchases are responsible for about a $27 million decrease in cash flow, and we expect the impact of these purchases on the 2026 cash flow will be partially offset by dividends once declared and paid in 2027.

If the uranium spot price decreased by US$5 per pound, we expect revenue to decrease by $36 million, ANE to decrease by $11 million, and cash flow to increase by $4 million. From a cash flow perspective, the impact of the noted decrease in uranium price on the assumed purchase of uranium from JV Inkai is expected to have the opposite impact from that described above for the noted uranium price increase.

Changes in the uranium spot price will impact the sensitivity analysis of ANE and cash flow differently, depending on the terms of the contracts within our contract portfolio, the inclusion of our share of earnings from our equity-accounted investment in JV Inkai in the reporting period, the rate of inventory turnover, and income taxes.

The following assumptions were used to prepare the revenue, ANE and cash flow sensitivity analysis above:

•	Cameco purchases are sourced from committed contracts, including JV Inkai purchase entitlements and market purchases consistent with our Outlook.

20 CAMECO CORPORATION

•

For market-related contracts not yet priced and scheduled for delivery in 2026, and subject to any price floors or ceilings, we used a uranium spot price of US$84.00 per pound (the UxC spot price as of March 31, 2026), a long-term price indicator of US$90.00 per pound (the UxC long-term indicator on March 31, 2026) and an exchange rate of 1.33 USDCAD.

A one cent increase or decrease in the value of the US dollar compared to the Canadian dollar would respectively increase or decrease expected revenue by $17 million, while the impacts on ANE and cash flow would not be significant. The majority of our sales are denominated in US dollars, resulting in sensitivity to foreign exchange rates. Revenue will be recognized at the prevailing foreign exchange rate at the time of the sale. ANE and cash flow are less sensitive to foreign exchange rates as we have layered in foreign exchange hedges to provide cash flow certainty. Currently, for 2026, we have US$1.21 billion hedged at an average rate of 1.36 USDCAD, meaning for ANE and cash flow purposes that this portion of our net exposure to the US dollar will realize a rate of 1.36 USDCAD instead of prevailing rates. See Foreign exchange starting on page 44 in our annual MD&A for more details.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 25 of our 2025 annual MD&A, our average realized price is based on pricing terms established in our portfolio of long-term contracts, which includes a mix of base-escalated and market-related contracts that are layered in over time. Each confidential contract is bilaterally negotiated with the customer and delivery generally does not begin until two years or more after signing.

•	Base-escalated contracts reflect market conditions and pricing at the time each contract was finalized, with escalation factors applied based on when the material is delivered.

•

Market-related contracts reference a pricing mechanism that may be based on the spot price and/or the long-term price, and that price is generally set a month or more prior to delivery, subject to specific terms unique to each contract such as floors and ceilings set relative to market pricing at time of negotiation and typically escalated to time of delivery.

As a result of these contracting dynamics, changes to our average realized price will generally lag changes in market prices in both rising and falling price conditions. The magnitude and direction of the deviation can vary based on the degree of market price volatility between the time the contract price is set, and the time the product is delivered.

To help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at March 31, 2026, we have constructed the table that follows.

The table is based on the volumes and pricing terms under the long-term commitments in our contract portfolio that have been finalized as of March 31, 2026. The table does not include volumes and pricing terms in contracts under negotiation or those that have been accepted but are still subject to contract finalization. Based on the terms and volumes under contracts that have been finalized, the table is designed to indicate how our average realized price would react under various spot price assumptions at a point in time. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on March 31, 2026, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown.

•	Deliveries based on commitments under finalized contracts include best estimates of the expected deliveries and flexibility under contract terms.

•	To reflect escalation mechanisms contained in existing contracts the long-term US inflation rate target of 2% is used, for modeling purposes only.

It is important to note that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

2026 FIRST QUARTER REPORT 21

Expected realized uranium price sensitivity under various spot price assumptions at March 31, 2026

(rounded to the nearest $1.00)
SPOT PRICES
(US$/lb U3O8)	$40	$60	$80	$100	$120	$140	$160
2026	55	60	66	67	68	69	70
2027	46	57	69	74	76	78	79
2028	49	59	72	79	84	88	92
2029	52	61	74	85	90	95	99
2030	53	63	76	87	93	99	105

As of March 31, 2026, we had commitments requiring delivery of an average of about 28 million pounds per year from 2026 through 2030, with commitment levels in 2026 through 2028 being higher than the average, and in 2029 and 2030, lower than the average, reflecting our disciplined approach to contracting. As the market improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and access to capital to fund our operating activities, investments and other financial obligations in order to execute our strategy, take advantage of opportunities and self-manage risk. We regularly consider our financing options so we can take advantage of favourable market conditions when they arise. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financing, including by conducting a registered offering of securities using our base shelf prospectus or utilizing our at-the-market equity program.

As of March 31, 2026, we had cash, cash equivalents and short-term investments of $1.1 billion, while our total debt amounted to approximately $1.0 billion. We have a risk management policy to manage our cash balances and investments, which are largely held in government securities or with banks that are party to our lending facilities. In addition, we have a $1.0 billion revolving credit facility, which remains undrawn. A distribution of US$100 million from Westinghouse was paid in February 2026, of which we received US$49 million representing our share of the distribution. In April 2026, we received US$124 million net of withholding tax, as our dividend from JV Inkai.

We have large, creditworthy customers that continue to need our nuclear fuel products and services even during weak economic conditions, and we expect the contract portfolio we have built will continue to provide a solid revenue stream. In our uranium segment, from 2026 through 2030, we have commitments to deliver an average of about 28 million pounds per year, with commitment levels higher than the average in 2026 through 2028 and lower than the average in 2029 and 2030.

We expect the low-cost production from our tier one assets will continue to generate strong cash flows, which we expect will meet our capital requirements during 2026. However, cash flow from operations for 2026 will be dependent on our ability to source the material required to meet our deliveries as planned, including achieving our production plans.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014, or its alternate reassessing position for tax years 2014 through 2017, or its new alternative reassessing position for 2018 and 2019 and believe CRA should return all cash and letters of credit (to date, $559 million) being held. However, timing of any further payments is uncertain, and there can be no assurance that the courts will take this position. See Transfer pricing dispute starting on page 15 for more information.

CASH FROM OPERATIONS

Cash provided by operations was $132 million lower this quarter than in the first quarter of 2025 due primarily to higher working capital requirements and income taxes paid, partially offset by higher earnings.

22 CAMECO CORPORATION

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We believe we have sufficient borrowing capacity with unsecured lines of credit of about $2.8 billion at March 31, 2026, unchanged from December 31, 2025. Credit facility size may vary based on current requirements or expected changes in financial assurance requirements during the year. At March 31, 2026, we had approximately $1.6 billion outstanding in financial assurances, up from $1.5 billion at December 31, 2025. The increase during the quarter was largely due to the regulatory approval of the updated decommissioning and reclamation documents and the resulting financial assurance update for Rabbit Lake.

Our $1.0 billion unsecured revolving credit facility matures October 1, 2029. The facility allows us to request increases above $1.0 billion, in increments of no less than $50 million, up to a total of $1.25 billion. At March 31, 2026, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, which is unchanged from December 31, 2025.

Long-term contractual obligations

Since December 31, 2025, there have been no material changes to our long-term contractual obligations. Please see our 2025 annual MD&A for more information.

Debt covenants

As at March 31, 2026, we complied with all covenants in our credit agreement, including the financial covenants. The financial covenants in our credit agreement place restrictions on total debt, including guarantees and other financial assurances. We do not expect our operating and investment activities for the remainder of 2026 to be constrained by these covenants.

SHARES AND STOCK OPTIONS OUTSTANDING

At May 1, 2026, we had:

•	435,532,978 common shares and one Class B share outstanding

•	39,063 stock options outstanding, with an exercise price of $15.27

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at March 31, 2026:

•	purchase commitments

•	financial assurances

•	other arrangements

Purchase commitments

There have been no material changes to our purchase commitments since December 31, 2025. Please see our annual MD&A for more information.

Financial assurances

At March 31, 2026, our financial assurances totaled $1.6 billion, up from $1.5 billion at December 31, 2025. The increase in the quarter was largely due to the regulatory approval of the updated decommissioning and reclamation documents and the resulting financial assurance update for Rabbit Lake.

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 6.8 million pounds of U3O8 and 2.3 million kgU of UF6 conversion services until 2032 with repayment in-kind up to March 31, 2032 (see note 8 to the financial statements). Under the loan facilities, standby fees of up to 2.1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.2%. At March 31, 2026, we have 4.1 million pounds of U3O8 and 1.3 million kgU of UF6 conversion services drawn on the loans.

2026 FIRST QUARTER REPORT 23

BALANCE SHEET

($ MILLIONS)	MAR 31, 2026	DEC 31, 2025	CHANGE
Cash, cash equivalents and short-term investments	1,110	1,214	(9)%
Total debt	997	996	—
Inventory	721	844	(15)%

Total cash, cash equivalents and short-term investments at March 31, 2026 were $1.1 billion, or 9% lower than at December 31, 2025, due mainly to higher income taxes paid which were partially offset by higher earnings. Net cash at March 31, 2026 was approximately $113 million.

Total product inventories are $721 million compared to $844 million at the end of 2025. The average inventory cost for uranium has decreased to $50.24 per pound compared to $61.85 per pound at December 31, 2025. As of March 31, 2026, we held an inventory of 9.1 million pounds of U3O8 equivalent (excluding broken ore) (December 31, 2025 - 9.7 million pounds). Total product inventory value and inventory volume varies from quarter to quarter depending on the inventory cost and the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

			THREE MONTHS
			ENDED MARCH 31
HIGHLIGHTS			2026	2025	CHANGE
Production volume (million lb)			6.2	6.0	3%

Sales volume (million lb)			7.8	6.9	13%

Average spot price	(US$/lb	)	88.49	66.18	34%
Average long-term price	(US$/lb	)	90.17	80.33	12%
Average realized price
	(US$/lb	)	66.21	62.55	6%
	($/lb	)	91.26	89.12	2%

Average unit cost of sales (including D&A)	($/lb	)	58.13	59.86	(3)%

Revenue ($ millions)			712	619	15%

Gross profit ($ millions)			259	203	28%

Gross profit (%)			36	33	11%

Earnings before income taxes ($ millions)			358	227	58%

Adjusted EBITDA ($ millions) (non-IFRS, see page 30)			423	286	48%

FIRST QUARTER

Production during the quarter was 6.2 million pounds (our share), 3% higher compared to the first quarter of 2025. See Uranium 2026 Q1 updates starting on page 28 for more information.

Uranium revenues this quarter were up 15% compared to 2025 due to a 13% increase in sales volume and an increase of 2% in the Canadian dollar average realized price. Customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our quarterly sales volumes and revenue can vary significantly. While the average US dollar spot price for uranium increased by 34% compared to the same period in 2025, the Canadian dollar average realized price increased by only 2% due to the impact of fixed-price contracts compared to 2025 as well as the lagging impact of spot price changes on the portfolio. The average realized price was also impacted by a strengthening Canadian dollar on US dollar priced contracts compared to the first quarter of 2025. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 21.

24 CAMECO CORPORATION

Total cost of sales (including D&A) increased by 9% ($453 million compared to $415 million in 2025) due to the 13% increase in sales volume partially offset by a 3% decrease in unit cost of sales compared to the same period last year. Unit cost of sales was lower than in the first quarter of 2025 primarily due to lower purchased quantities compared to the first quarter of 2025 and the resulting lower carrying cost of inventory which reduced the impact of the revaluation of product loans, which are required to be revalued to our weighted average cost of inventory each period. See table below and Uranium production on page 28.

The net effect was a $56 million increase in gross profit for the quarter.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 30). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS
	ENDED MARCH 31
($/LB)	2026	2025	CHANGE
Produced
Cash cost	23.02	22.39	3%
Non-cash cost	11.03	10.30	7%

Total production cost [1]	34.05	32.69	4%

Quantity produced (million lb)[1]	6.2	6.0	3%

Purchased
Cash cost[1]	110.42	106.14	4%

Quantity purchased (million lb)[1]	0.2	1.2	(83)%

Totals
Produced and purchased costs	36.44	44.93	(19)%

Quantities produced and purchased (million lb)	6.4	7.2	(11)%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases from JV Inkai during the first quarter of either 2026 or 2025.

The estimated average unit life of mine operating costs reflected in our most recent annual information form are $21.72 per pound at McArthur River/Key Lake and $23.94 per pound at Cigar Lake.

Our purchases in the first quarter of 2026 totaled about $22 million, representing an average cost of $110.42 per pound, about $76.00 per pound higher than our total unit production cost for the quarter. Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cost of purchased material in Canadian dollar terms increased by 4% this quarter compared to the same period last year. The average cash cost of purchased material was $110.42, or US$80.50 per pound this quarter, compared to $106.14, or US$74.36 per pound in the first quarter of 2025.

We equity account for our share of JV Inkai. As a result, we record our share of its production as a purchase, which under Kazakhstan’s pricing regulations, requires we purchase the material at a price equal to the uranium spot price, less a 5% discount. Our share of the economic benefit is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees” and is based on the difference between our purchase price and JV Inkai’s lower production cost (estimated average unit life of mine operating cash cost of $12.94 per pound). If there is a significant disruption to JV Inkai’s operations for any reason, it may not achieve its production plans, there may be a delay in production, and it may experience increased costs to produce uranium.

JV Inkai contribution to uranium segment

In the first quarter, included in net earnings attributable to equity holders for the uranium segment is $101 million of equity earnings and included in adjusted EBITDA is $115 million from JV Inkai compared to $35 million and $42 million respectively in the same period last year.

The increase in JV Inkai’s equity earnings and adjusted EBITDA was driven by the timing of sales in 2025 compared to 2026. In April, we received a cash dividend of US$124 million, net of withholdings, based on JV Inkai’s 2025 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2026 financial performance in 2027 once the dividend for 2026 is paid.

2026 FIRST QUARTER REPORT 25

The following table reconciles our share of earnings from JV Inkai to EBITDA:

	THREE MONTHS
CAMECO SHARE	ENDED MARCH 31
($ MILLIONS)	2026	2025	CHANGE
Share of earnings from equity-accounted investee	101	35	>100%
Depreciation and amortization	5	—	>100%
Finance income	(1)	—	>100%
Income tax expense	10	—	>100%

EBITDA (non-IFRS, see page 30) attributable to JV Inkai	115	35	>100%

Unrealized foreign exchange losses	—	7	(100)%

Adjusted EBITDA (non-IFRS, see page 30) attributable to JV Inkai	115	42	>100%

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2026	2025	CHANGE
Production volume (million kgU)				3.3	3.9	(15)%
Sales volume (million kgU)				2.8	2.4	17%
Average realized price	($	/kgU	)	48.53	56.64	(14)%
Average unit cost of sales (including D&A)	($	/kgU	)	32.36	27.87	16%
Revenue ($ millions)				134	135	(1)%
Earnings before income taxes ($ millions)				44	68	(35)%
Adjusted EBITDA ($ millions) (non-IFRS, see page 30)				54	75	(28)%
Adjusted EBITDA margin (%) (non-IFRS, see page 30)				40	56	(29)%

FIRST QUARTER

Total revenue for the first quarter of 2026 decreased slightly to $134 million from $135 million for the same period last year. This was primarily due to a 14% decrease in average realized price compared to 2025, offset by a 17% increase in sales volumes due to normal variations in quarterly deliveries. The decrease in average realized price was mainly the result of a contract in 2025 with favorable pricing, and the impact of a strengthening Canadian dollar on US dollar priced contracts compared to the first quarter of 2025.

The total cost of products and services sold (including D&A) increased 35% ($89 million compared to $66 million in 2025) due to the 17% increase in sales volume and a 16% increase in the average unit cost of sales. Average unit cost of sales increased due to the mix of products and services sold this year compared to the same period last year.

The net effect was a $24 million decrease in net earnings.

26 CAMECO CORPORATION

Westinghouse

Westinghouse is one of the world’s largest nuclear services businesses owned in a strategic partnership between Cameco and Brookfield, where Cameco owns a 49% interest and Brookfield owns the remaining 51%. Cameco accounts for its interest under the equity method of accounting in Canadian dollars.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS) (our share)	2026	2025	CHANGE
Net loss	(46)	(62)	26%
Depreciation and amortization	97	96	1%
Finance income	(1)	—	—
Finance costs	47	49	(4)%
Income tax recovery	(15)	(17)	12%

EBITDA[1]	82	66	24%

Inventory purchase accounting	1	—	—
Other expenses	43	11	>100%
Restructuring costs	3	12	(75)%
Unrealized foreign exchange losses (gains)	(7)	3	>(100)%

Adjusted EBITDA[1]	122	92	33%

Capital expenditures	50	43	16%

Adjusted free cash flow[1]	72	49	47%

Revenue	868	770	13%

Adjusted EBITDA margin[1]	14%	12%	17%

[1]	Non-IFRS measures, see page 30.

We use adjusted EBITDA as a performance measure as the impact of the revaluation of Westinghouse’s inventory and assets and the non-operating acquisition-related transition costs do not reflect the underlying performance for the reporting period.

Adjusted EBITDA was $122 million, compared to $92 million in the same period last year, mainly as a result of normal variability in the timing of completion of work in its core business.

Westinghouse’s quarterly results are not necessarily a good indication of annual results due to variability in timing of customer requirements and delivery and outage schedules.

2026 FIRST QUARTER REPORT 27

Our operations

Uranium – production overview

We produced 6.2 million pounds of U3O8 (our share) in the first three months of 2026, slightly higher than the 6.0 million pounds of production in the same period of 2025.

We continue to evaluate the optimal mix of inventory supply sources, which can include production, purchases, and product loans in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS
	ENDED MARCH 31
OUR SHARE (MILLION LB)	2026	2025	CHANGE	2026 PLAN
Cigar Lake	2.7	2.8	(4)%	9.5 to 10.0
McArthur River/Key Lake	3.5	3.2	9%	10.0 to 11.5

Total	6.2	6.0	3%	19.5 to 21.5

Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs. We are working with suppliers to ensure access to required operating materials and monitoring higher prices for certain commodities (fuels, sulfur and other reagents) related to shipping disruptions in the Middle East. While we expect these disruptions to drive some cost increases, we do not anticipate a material impact on our 2026 financial results.

At the Key Lake mill, the annual maintenance shutdown will begin in the third quarter, which will include the installation of new infrastructure and repairs to major existing infrastructure. As a result of this work, the shutdown is expected to be longer than in previous years. There is no planned shutdown of the McArthur River mine in 2026. The annual maintenance outage at Cigar Lake began in the second quarter of 2026, compared to the third quarter in previous years.

Uranium 2026 Q1 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In the first quarter of 2026, total packaged production from McArthur River and Key Lake was 5.0 million pounds (3.5 million pounds our share) compared to 4.6 million pounds (3.2 million pounds our share) in the first quarter of 2025.

We continue to expect production of 14.0 to 16.5 million pounds (10.0 to 11.5 million pounds our share) in 2026.

A new collective agreement with the United Steelworkers Local 8914 was reached in April 2026, for a 3-year term, expiring in December 2028.

Cigar Lake

Total packaged production from Cigar Lake was 4.9 million pounds (2.7 million pounds our share) in the first quarter of 2026 compared to 5 million pounds (2.8 million pounds our share) in the first quarter of 2025.

We continue to expect production of 17.5 to 18.0 million pounds (9.5 to 10.0 million pounds our share) in 2026.

Inkai

Production on a 100% basis was 2.5 million pounds for the quarter, compared to 1.1 million pounds in the same period last year due to the unplanned suspension of production for several weeks in January 2025.

JV Inkai is targeting 2026 production of 10.4 million pounds (100% basis) of which our purchase allocation is expected to be 4.2 million pounds. The achievement of JV Inkai’s 2026 production target requires it to successfully manage several ongoing risks, including the availability of sulfuric acid, other procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs.

28 CAMECO CORPORATION

Due to equity accounting, our share of production is shown as a purchase at a 5% discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production to the joint venture partners is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings. Excess cash, net of working capital requirements, is distributed to the partners as dividends once declared.

The geopolitical situation continues to cause transportation risks in the region. We could continue to experience delays in our expected Inkai deliveries. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can utilize. Depending on when we receive shipments of our share of Inkai’s production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between US$14 million and US$15 million for 2026.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs while maintaining critical infrastructure and processes. We expect care and maintenance costs to range between $44 million and $47 million for 2026.

Fuel services 2026 Q1 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.3 million kgU in the first quarter of 2026, 15% lower than the first quarter of 2025.

Our fuel services segment includes the combined production of UO2, UF6, and heavy water reactor fuel bundles. Our annual production expectation for fuel services remains between 13 million and 14 million kgU of combined fuel services products in 2026 (outlook and production results are not disclosed by individual product line).

Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs.

Licencing

The current CNSC operating licence for the Port Hope conversion facility expires in February 2027. The relicensing process is underway and on track, with hearings scheduled for the fourth quarter of 2026.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, senior advisor, technical services, Cameco • Daley McIntyre, general manager, Key Lake, Cameco CIGAR LAKE • Kirk Lamont, general manager, Cigar Lake, Cameco	INKAI • Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

2026 FIRST QUARTER REPORT 29

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 35 of our 2025 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 17 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

30 CAMECO CORPORATION

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the first quarter of 2026 and compares it to the same period in 2025.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2026	2025
Net earnings attributable to equity holders	131	70

Adjustments
Adjustments on derivatives	40	(12)
Unrealized foreign exchange gains	(9)	(4)
Share-based compensation	53	(2)
Adjustments on other operating expense (income)	(6)	1
Income taxes on adjustments	(25)	4
Adjustments on equity investees (net of tax):
Inventory purchase accounting	(1)	—
Unrealized foreign exchange losses (gains)	(7)	10
Long-term incentive plan	27	3

Adjusted net earnings	203	70

The following table shows what contributed to the change in adjusted net earnings in the first quarter of 2026 compared to the same period in 2025.

		THREE MONTHS
		ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings – 2025	70	70

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization)
Uranium	Impact from sales volume changes	25	25
	Higher realized prices (US$)	41	41
	Foreign exchange impact on realized prices	(24)	(24)
	Lower costs	14	14

	Change – uranium	56	56

Fuel services	Impact from sales volume changes	11	11
	Lower realized prices ($)	(22)	(22)
	Higher costs	(12)	(12)

	Change – fuel services	(23)	(23)

	Other changes
	Higher administration expenditures	(63)	(8)
	Change in reclamation provisions	8	1
	Higher earnings from equity-accounted investees	81	87
	Change in gains or losses on derivatives	(39)	13
	Change in foreign exchange gains or losses	11	6
	Higher finance income	6	6
	Lower finance costs	2	2
	Change in income tax recovery or expense	21	(8)
	Other	1	1

	Net earnings – 2026	131	203

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

2026 FIRST QUARTER REPORT 31

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of our underlying business performance or that impact our ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction costs related to acquisitions and gain/loss on disposition of a business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBITDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, adjusted free cash flow, and adjusted EBITDA margin are measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the tables below reconcile earnings before income taxes with EBITDA and adjusted EBITDA for the first quarter of 2026 and 2025.

For the quarter ended March 31, 2026:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	358	44	(46)	(225)	131
Depreciation and amortization	57	9	—	2	68
Finance income	—	—	—	(10)	(10)
Finance costs	—	—	—	28	28
Income taxes	—	—	—	32	32

	415	53	(46)	(173)	249
Adjustments on equity investees
Depreciation and amortization	5	—	97	—	102
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	47	—	47
Income taxes	10	—	(15)	—	(5)

Net adjustments on equity investees	14	—	128	—	142

EBITDA	429	53	82	(173)	391
Gain on derivatives	—	—	—	40	40
Other operating income	(6)	—	—	—	(6)
Share-based compensation	—	1	—	52	53
Unrealized foreign exchange gains	—	—	—	(9)	(9)

	423	54	82	(90)	469
Adjustments on equity investees
Inventory purchase accounting	—	—	1	—	1
Restructuring costs	—	—	3	—	3
Other expenses	—	—	43	—	43
Unrealized foreign exchange gains	—	—	(7)	—	(7)

Net adjustments on equity investees	—	—	40	—	40

Adjusted EBITDA	423	54	122	(90)	509

[1]	JV Inkai EBITDA of $115 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

32 CAMECO CORPORATION

For the quarter ended March 31, 2025:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	227	68	(62)	(163)	70
Depreciation and amortization	51	7	—	2	60
Finance income	—	—	—	(4)	(4)
Finance costs	—	—	—	30	30
Income taxes	—	—	—	53	53

	278	75	(62)	(82)	209
Adjustments on equity investees
Depreciation and amortization	—	—	96	—	96
Finance expense	—	—	49	—	49
Income taxes	—	—	(17)	—	(17)

Net adjustments on equity investees	—	—	128	—	128

EBITDA	278	75	66	(82)	337
Loss on derivatives	—	—	—	(12)	(12)
Other operating expense	1	—	—	—	1
Share-based compensation	—	—	—	(2)	(2)
Unrealized foreign exchange gains	—	—	—	(4)	(4)

	279	75	66	(100)	320
Adjustments on equity investees
Restructuring costs	—	—	12	—	12
Other expenses	—	—	11	—	11
Unrealized foreign exchange losses	7	—	3	—	10

Net adjustments on equity investees	7	—	26	—	33

Adjusted EBITDA	286	75	92	(100)	353

[1]	JV Inkai EBITDA of $42 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the first quarter of 2026 and 2025.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2026	2025
Cost of product sold	396.4	364.0
Add / (subtract)
Royalties	(59.0)	(37.4)
Care and maintenance costs	(16.3)	(13.6)
Other selling costs	(2.5)	(3.5)
Change in inventories	(153.8)	(47.8)

Cash operating costs (a)	164.8	261.7
Add / (subtract)
Depreciation and amortization	56.8	51.4
Care and maintenance costs	(0.3)	(0.1)
Change in inventories	11.9	10.5

Total operating costs (b)	233.2	323.5

Uranium produced & purchased (million lb) (c)	6.4	7.2

Cash costs per pound (a ÷ c)	25.75	36.35
Total costs per pound (b ÷ c)	36.44	44.93

2026 FIRST QUARTER REPORT 33

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of March 31, 2026, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of March 31, 2026, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required; and

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

34 CAMECO CORPORATION